UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022.

Commission File Number: 333-254709

Engine Gaming and Media, Inc.

(Exact Name of Registrant as Specified in Charter)

77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario, Canada M5K 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 – 99.2 of this Form 6-K of Engine Gaming and Media, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-254709) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENGINE GAMING AND MEDIA, INC.
(Registrant)

Date:	April 14, 2022	By:	/s/ Louis Schwartz
		Name:	Louis Schwartz
		Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1	Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2022 and February 28, 2021
99.2	Management’s Discussion and Analysis for the three and six months ended February 28, 2022 and 2021
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings – CFO